

October 19, 2010

Robert A. Frist, Jr.
Chief Executive Officer
HealthStream, Inc.
209 10th Avenue South, Suite 450
Nashville, Tennessee 37203

   Re: HealthStream, Inc.
      Form 10-K for Fiscal Year Ended December 31, 2009
      Filed March 26, 2010
      File No. 000-27701

Dear Mr. Frist:

   We have completed our review of your Form 10-K and have no further comments at this time on the specific issues raised.

         Sincerely,

         Stephen G. Krikorian
         Accounting Branch Chief